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                                   [API LOGO]

                               February 18, 1998

Dear Shareholders:

    I am pleased to inform you that on February 11, 1998, the Company entered into an Agreement and Plan of Merger with Telephone and Data Systems, Inc. ("TDS") and API Merger Corp. ("API Merger"), a direct wholly-owned subsidiary of TDS, pursuant to which API Merger is commencing a cash tender offer (the "Offer") to purchase all outstanding Common Shares of the Company it does not already own at $2.50 net per share. The Offer is conditioned upon, among other things, satisfaction of the conditions that (1) there be validly tendered and not withdrawn at least the number of shares that when added to the shares owned by TDS and API Merger shall constitute 90% of the outstanding Common Shares of the Company and (2) the Asset Contribution Agreement with TSR Paging shall be in full force and effect and not terminated in accordance with its terms and certain closing conditions contained therein shall have been satisfied or waived. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, API Merger will be merged into the Company (the "Merger"), and each Common Share of the Company not purchased in the Offer (other than those shares held in the Company's treasury or owned by TDS, its affiliates, or by any dissenting shareholders) will be converted into the right to receive $2.50 net per share in cash, without interest. Upon consummation of these transactions, TDS will own the entire equity interest in the Company.

    THE BOARD OF DIRECTORS, BASED IN PART ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE (COMPRISED OF DIRECTORS WHO ARE NOT OFFICERS OR EMPLOYEES OF THE COMPANY NOR OFFICERS OR DIRECTORS OF TDS OR ITS AFFILIATES), HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DETERMINED THAT EACH OF THE OFFER AND MERGER IS FAIR TO THE COMPANY'S PUBLIC SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at their decisions, the Special Committee and the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee and the Board of Directors considered the opinion of PaineWebber, the financial advisor to the Special Committee, that the consideration to be offered to the public shareholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the holders of Common Shares (other than TDS and its affiliates).

    Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Offer to Purchase, dated February 18, 1998, of API Merger, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger, provide detailed information about these transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                                      [SIGNATURE]

                                          Terrence T. Sullivan
                                          President